SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           LASALLE RE HOLDINGS LIMITED
                            (Name of Subject Company)


                           LASALLE RE HOLDINGS LIMITED
                        (Name of Person Filing Statement)


               SERIES A PREFERRED STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  BMG5383Q1197
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                                MICHAEL MORRISON
                                  JOHN WARDROP
                          JOINT PROVISIONAL LIQUIDATORS
                           LASALLE RE HOLDINGS LIMITED
                                   CROWN HOUSE
                               4 PAR-LA-VILLE ROAD
                                 HAMILTON HM 08
                                     BERMUDA
                                 (441) 295-5063
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)



Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [_]

                                  INTRODUCTION

This Amendment No. 1 (this "Amended Statement") amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") initially filed by LaSalle Re Holdings Limited, a Bermuda corporation (the "Company" or "Holdings"), with the U.S. Securities and Exchange Commission (the "SEC") on January 19, 2005. The Statement relates to an offer (the "Initial Offer" and, as amended, the "Offer") by LaSalle Cover Company, LLC, a Delaware limited liability company (the "Offeror"), to purchase up to 1,500,000 Series A Preferred Shares, par value $1.00 per share (the "Series A Preferred Shares"), of the Company at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004 (the "Initial Offer to Purchase") and in the related Letter of Transmittal (the "Initial Letter of Transmittal"), copies of which were filed by the Offeror with the SEC on a tender offer statement on Schedule TO, including exhibits thereto (the "Initial Schedule TO"), on December 23, 2004, as amended by Amendment No. 1 to Schedule TO (the "Amended Schedule TO"), dated January 21, 2005, which amendment reflects
(i) the naming of additional filing persons, (ii) an increase to $1.17 per share, net to the seller, without interest thereon, (iii) an increase in the maximum number of Series A Preferred Shares that the Offeror is offering to purchase to 3,000,000 Series A Preferred Shares (all of the outstanding Preferred Shares), and (iv) the amendment of the Offer to Purchase (the "Amended Offer to Purchase") and the Letter of Transmittal (the "Amended Letter of Transmittal") to reflect the foregoing and additional matters. Defined terms used but not otherwise defined herein shall have the meaning assigned to them in the Statement.

ITEM 1.         SUBJECT COMPANY INFORMATION.

                (a) Name and address. The name of the subject company is LaSalle Re Holdings Limited, a Bermuda corporation. The Company's principal executive offices are located at Crown House, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda, being the offices in Bermuda of one of its joint provisional liquidators. The telephone number is (441) 295-5063.

                (b) Securities. This Statement relates to the Company's Series A Preferred Stock, of which there were 3,000,000 shares issued and outstanding as of January 14, 2005.

ITEM 2.         IDENTITY AND BACKGROUND OF FILING PERSON.

                (a) Name and address. The filing person is the subject company. The name, business address and business telephone number of the Company, which is the person filing this Amended Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

                (d) Tender offer. This Amended Statement relates to the Offer by the Offeror to purchase up to 3,000,000 Series A Preferred Shares, par value $1.00 per share, of the Company, at a purchase price of $1.17 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase and in the related Amended Letter of Transmittal. Copies of the Initial Offer to Purchase and the Initial Letter of Transmittal were filed by the Offeror with the SEC on Schedule TO on December 23, 2004. Copies of the Amended Offer to Purchase and the Amended Letter of Transmittal were filed by Offeror with the SEC on Amended Schedule TO on January 21, 2005.

                The Amended Schedule TO states that the principal office of the Offeror is located at 68 Harvard Street, Brookline, MA 02445, United States. Its telephone number is (617) 264-2884. The

                Amended Schedule TO further states that the Offeror's members are Costa Brava Partnership III, LP, a Delaware limited partnership with its address at 68 Harvard Street, Brookline, Massachusetts 02445 and White Bay Capital Management LLC, a Delaware limited liability company with its address at 100 Park Avenue, 16th Floor, New York, New York 10017. The general partner of Costa Brava Partnership III, LP is Roark, Reardon & Hamot, Inc., a Delaware corporation whose sole shareholder is Seth W. Hamot. Andrew R. Siegel is the sole member and manager of White Bay Capital Management LLC. Accordingly, Costa Brava Partnership III, LP, White Bay Capital Management LLC, Roark, Reardon & Hamot, Inc. Seth W. Hamot and Andrew R. Siegel may also be deemed to be making the Offer.

ITEM 3.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                (d) Conflicts of interest. To the knowledge of the Joint Provisional Liquidators, as the present representatives of the Company, as of the date of this Amended Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and the Company's Joint Provisional Liquidators, executive officers, directors or affiliates or the Offeror, its executive officers, directors or affiliates, on the other hand. (At present, the Company has neither a board of directors nor executive officers; rather the Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 4.         THE SOLICITATION OR RECOMMENDATION.

                (a) Solicitation or recommendation. The Joint Provisional Liquidators, on behalf of the Company, are unable to take a position with respect to the tender offer by the Offeror, the terms of which are set forth in the Amended Offer to Purchase and related Amended Transmittal Letter.

                (b) Reasons. The Company is subject to liquidation proceedings, being the provisional liquidation referred to above. The provisional liquidation was commenced on August 20, 2003, when the Company presented its own winding-up petition in the Bermuda Court and applied for the appointment of the Joint Provisional Liquidators. On the same day, the Company's parent company, Trenwick Group Ltd ("TGL"), also commenced liquidation proceedings and the Joint Provisional Liquidators were also appointed in respect of TGL. The Company and TGL were subject to the provisional liquidation in parallel with proceedings under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 proceedings") in the United States Bankruptcy Court for the District of Delaware. The debtor companies in the Chapter 11 proceedings were the Company, TGL and Trenwick America Corporation (together, the "Trenwick Debtors"). (Trenwick America Corporation is the Delaware holding company through which the U.S. insurance business of the group of companies of which TGL is the ultimate holding company ("the Trenwick Group") is conducted.)

                The Trenwick Debtors' financial condition had deteriorated rapidly in the years preceding the filings, largely as a result of significant adverse loss reserve developments at their operating insurance subsidiaries that prevented further dividend payments to the Trenwick Debtors. The Trenwick Debtors began the parallel proceedings to enable the Trenwick Group to endeavor to effect a restructuring. The Bermuda Court appointed the Joint Provisional Liquidators for the Company and TGL to perform an oversight role, while the Boards of Directors of the Company and TGL remained in control of their business and affairs and sought to achieve the restructuring.

                In the first few months, the efforts toward the restructuring included the sale of certain operations of the Trenwick Debtors. Thereafter, the Chapter 11 proceedings eventually resulted in a plan of reorganization for Trenwick America Corporation (the "Plan"), but not for the Company or TGL. The United States Bankruptcy Court confirmed the Plan on October 27, 2004. On that same date, the court also dismissed the Chapter 11 proceedings against the Company and TGL, conditional upon the grant of an order of the Bermuda Court extending the powers of the Joint Provisional Liquidators. The Bermuda Court entered that order on November 19, 2004, being the order which is attached as Exhibit A to the Schedule TO (the "November Order"). The November Order had the effect of terminating the power of the directors and extending the Joint Provisional Liquidators' powers from that of oversight of the restructuring to full powers of control of the Company and TGL. The November Order did not commence the liquidation of the assets of the Company.

                The specific powers of the Joint Provisional Liquidators are set forth in the November Order. The Joint Provisional Liquidators are charged with ascertaining, collecting, and maintaining the assets of the Company. The Joint Provisional Liquidators are not charged under the November Order or otherwise under Bermuda Law with taking a position on any given third party tender offer, by the Offeror or otherwise, for equity securities issued by the Company. Also, it is the Joint Provisional Liquidators' duty as officers of the Bermuda Court to preserve the assets of the Company for the benefit of its creditors, as the Company is insolvent. It would not be appropriate for the Joint Provisional Liquidators to utilize a significant proportion of funds in the Company's estate to carry out significant investigations as to why the Offeror would want to buy the shares of other shareholders notwithstanding the Company's insolvency. In addition, the Company does not in fact possess sufficient assets for the Joint Provisional Liquidators to fund an adequate investigation of the financial underpinnings of, or rationale for, the Offer. Given those constraints, although the Joint Provisional Liquidators have no information to cause them to disagree with the statement made by the then directors in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 that "it is unlikely that any of the holders of (Shares) will receive any return on their investment in the near term, if at all," the Joint Provisional Liquidators have not conducted an analysis to determine if that statement remains accurate.

                Although the Chapter 11 proceedings against the Company and TGL have been dismissed, the provisional liquidation is being continued, with the agreement of the Bermuda Court, until the Plan has reached its effective date to ensure the preservation of certain tax losses within the Trenwick Group; the Bermuda Court, however, must remain satisfied that it is within the interests of the creditors for the provisional liquidation to continue. Once the Plan has reached its effective date, the Bermuda Court is likely to enter a winding-up order against the Company and appoint one or more liquidators (who may be the Joint Provisional Liquidators); the function of the liquidators of the Company will be to realize the assets of the Company and ultimately to distribute the assets of the Company to its creditors and equity security holders.

                The timing of the closure of eventual liquidation of the Company is dependent on the realization of its assets, the principal asset being its holding in LaSalle Re Ltd., a direct subsidiary of the Company. LaSalle Re Ltd. is an insurance company in run-off. The run-off of LaSalle Re Ltd. is likely to exceed five years and may exceed ten years. The Company may receive dividends, subject to available assets and compliance with regulatory requirements, from LaSalle Re Ltd. from time to time over the period of the run-off or as a liquidating distribution. The liquidation of the Company would not be completed until all possible realizations from LaSalle Re Ltd. had been received, or all creditors had been paid in full (which the Joint Provisional Liquidators at present consider unlikely) if that occurred earlier.

                In addition, the Joint Provisional Liquidators have received expressions, but no firm offers of interest by certain third parties in purchasing LaSalle Re Ltd. If and where appropriate, the Joint Provisional Liquidators may from time to time in the ordinary course of their duties conduct meetings with, or otherwise respond to the efforts of, those third parties. If LaSalle Re Ltd. were sold, the Joint Provisional Liquidators believe that it would be unlikely that the holders of the Series A Preferred Shares would receive any distribution on a liquidation of the Company from the proceeds of sale. Through guarantees and pledges issued, the group of banks which provided letters of credit to support Trenwick's underwriting at Lloyd's of London will be secured creditors of the Company, in the likely event that the letters of credit are drawn down. The value of the debts of those banks is likely to exceed the value of LaSalle Re Ltd.

                The Series A Preferred Shares carry a preference dividend on a liquidation of $25 per share. In addition, the Offeror states in the Amended Schedule that there is $4.92 per preference share of accrued but unpaid dividends as at December 2004. These accrued but unpaid dividends are also payable on a liquidation in preference to payments to other shareholders. However, these amounts are only payable to the extent that there are any assets remaining after the expenses of the liquidation and all creditors of the Company have been paid in full. Based on what the Joint Provisional Liquidators have learned in their limited role to date, and without conducting any investigation into the issue, it appears unlikely to the Joint Provisional Liquidators that the holder of the Series A Preferred Shares will receive any distribution from the eventual liquidation of the Company.

                The Joint Provisional Liquidators intend to cause the Company, if, where and as possible, to terminate the registration of the Series A Preferred Shares under Section 12(g) of the U.S. Securities and Exchange Act of 1934 (the "Exchange Act"). The Joint Provisional Liquidators intend to effectuate the termination of registration by filing the required form (Form
                15) with the SEC. Upon filing of such form, the Company's obligations to file periodic reports with the SEC under Section 13(a) will be suspended with immediate effect. Termination of registration will take effect in 90 days, or such shorter period as the SEC may determine, after the date of filing of Form 15.

                Currently, all transfers of shares of Series A Preferred Shares are required to be approved by the Bermuda Monetary Authority ("BMA") before they can be entered into the Company's share register. This procedure only applies to share transfers involving shareholders who hold shares in their own name on the Company's share register (a "record holder"). Shareholders who hold through nominees, brokers, or banks, which in turn have accounts through other nominees, are not affected by this approval procedure unless one of the parties to the transfer becomes a record holder on the Company's share register or the number of shares held by an existing record holder is increased or decreased by the transfer. This pre-approval process may cause a delay in share transfers. The Joint Provisional Liquidators do not expect that the filing of Form 15 or the effectiveness of termination of deregistration will affect the transferability of the shares.

                (c) Intent to tender. To the knowledge of the Joint Provisional Liquidators, as the present representatives of the Company, as of the date of this Amended Statement, no Joint Provisional Liquidator, executive officer, director, affiliate or subsidiary of the Company currently intends to tender in the Offer Series A Preferred Shares that they may own of record or beneficially. (At present, the Company has neither a board of directors nor executive officers; rather the Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 5.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                (a) Solicitations or recommendations. The Company has not employed, retained or is to compensate any person to make solicitations or recommendations in connection with the Offer.

ITEM 6.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                (b) Securities transactions. No transactions in Series A Preferred Shares have been effected during the past 60 days by the Company or the Joint Provisional Liquidators, or, to knowledge of the Joint Provisional Liquidators, any executive officer, director, affiliate or subsidiary of the Company. (At present, the Company has neither a board of directors nor executive officers; rather the Company remains in provisional liquidation subject to the control of the Joint Provisional Liquidators.)

ITEM 7.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                (d) Subject company negotiations. Other than discussed below, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

                The Company is subject to winding up proceedings in the Bermuda Court. The Joint Provisional Liquidators have received expressions, but no firm offers of interest by certain third parties in purchasing LaSalle Re Ltd. If and where appropriate, the Joint Provisional Liquidators may from time to time in the ordinary course of their duties conduct meetings with, or otherwise respond to the efforts of, those third parties. If LaSalle Re Ltd. were sold, the Joint Provisional Liquidators believe that it would be unlikely that the holders of the Series A Preferred Shares would receive any distribution on a liquidation of the Company from the proceeds of sale. Through guarantees and pledges issued, the group of banks which provided letters of credit to support Trenwick's underwriting at Lloyd's of London will be secured creditors of the Company, in the likely event that the letters of credit are drawn down. The value of the debts of those banks is likely to exceed the value of LaSalle Re Ltd.

ITEM 8.         ADDITIONAL INFORMATION.

                (b) Other material information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.         EXHIBITS.

           (a)(1)(A)    Offer to Purchase, dated December 23, 2004*

           (a)(1)(B)    Form of Letter of Transmittal*

           (a)(1)(C)    Form of Notice of Guaranteed Delivery*

           (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

           (a)(1)(E)    Form of Letter to Clients*

           (a)(1)(F) Guidelines for certifications of Taxpayer Identification Number on Substitute Form W-9*

           (a)(1)(G) Press Release issued by LaSalle Cover Company, LLC on December 23, 2004*

           (a)(1)(H)    Letter to Shareholders, dated December 23, 2004*

           (a)(1)(I) Amended and Restated Offer to Purchase, dated January 21, 2005**

           (a)(1)(J)    Form of Amended and Restated Letter of Transmittal**

           (a)(1)(K)    Form of Amended and Restated Notice of Guaranteed
                        Delivery**

           (a)(1)(L) Form of Amended and Restated Letter to Brokers, Dealers and Banks, Trust Companies and Other Nominees**

           (a)(1)(M)    Form of Amended and Restated Letter to Clients**

           (a)(1)(N)    Summary Advertisement of the Offer**

           (a)(1)(O)    Letter to Shareholders, dated January 21, 2005**

           (a)(2)(1) Press Release issued by LaSalle Re Holdings Limited on January 20, 2005***

           (a)(2)(2) Letter to Shareholder by LaSalle Re Holdings Ltd. dated February 11, 2005.

           (a)(3)       None.

           (a)(4)       None.

           (a)(5)       None.

           (e)          None.

           (g)          None.

           * Incorporated by reference to the Schedule TO filed on December 23, 2004.

           ** Incorporated by reference to Amended Schedule TO filed on January 21, 2005.

           ***  Incorporated by reference to
                Schedule 14D-9 filed on January 19, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           By:  /s/  Michael Morrison
                                                -------------------------------
                                           Name: Michael Morrison
                                           Title: Joint Provisional Liquidator


                                           By:  /s/  John Wardrop
                                                -------------------------------
                                           Name: John Wardrop
                                           Title: Joint Provisional Liquidator

                                                               EXHIBIT (A)(2)(2)


                           LaSalle Re Holdings Limited
                                   Crown House
                               4 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda



Dear LaSalle Re Holdings Limited Preferred Shareholder:

As you may know, LaSalle Cover Company, LLC, a Delaware limited liability company (the "Offeror"), made an offer (as amended, the "Offer") to purchase up to 1,500,000 Series A Preferred Shares, par value $1.00 per share (the "Series A Preferred Shares"), of the LaSalle Re Holdings Ltd. (the "Company") at a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004 (the "Initial Offer to Purchase") and in the related Letter of Transmittal (the "Initial Letter of Transmittal"), copies of which were filed by the Offeror with the U.S. Securities and Exchange Commission (the "SEC") on a tender offer statement on Schedule TO, including exhibits thereto (the "Initial Schedule TO"), on December 23, 2004, as amended by Amendment No. 1 to Schedule TO (the "Amended Schedule TO"), dated January 21, 2005, which amendment reflects (i) the naming of additional filing persons, (ii) an increase to $1.17 per share, net to the seller, without interest thereon,
(iii) an increase in the maximum number of Series A Preferred Shares that the Offeror is offering to purchase to 3,000,000 Series A Preferred Shares (all of the outstanding Preferred Shares), and (iv) the amendment of the Offer to Purchase (the "Amended Offer to Purchase") and the Letter of Transmittal (the "Amended Letter of Transmittal") to reflect the foregoing and additional matters.

The Company is required by law to send you this notice indicating its position with respect to the tender offer by Offeror. We wanted to share with you our position on the tender offer and to carry out the legal requirement to explain the reasons for this position. We have filed an Amended Schedule 14D-9 (the "Amended Schedule") with the SEC that contains additional information on the tender offer and our position. We have also enclosed a copy of that Amended Schedule herewith.

The Company is subject to winding-up (liquidation) proceedings in the Supreme Court of Bermuda ("Bermuda Court") in which joint provisional liquidators have been appointed (the "provisional liquidation"). Accordingly, the Company is acting by, and under the control of, its joint provisional liquidators, Michael Morrison, a managing director of KPMG Financial Advisory Services Limited in Bermuda, and John Wardrop, a partner of KPMG LLP in England ("the Joint Provisional Liquidators"). The provisional liquidation was commenced on August 20, 2003, when the Company presented its own winding-up petition in the Bermuda Court and applied for the appointment of the Joint Provisional Liquidators. On the same day, the Company's parent company, Trenwick Group Ltd ("TGL"), also commenced liquidation proceedings and the Joint Provisional Liquidators were also appointed in respect of TGL. The Company and TGL were subject to the provisional liquidation in parallel with proceedings under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 proceedings") in the United States Bankruptcy Court for the District of Delaware. The debtor companies in the Chapter 11 proceedings were the Company, TGL and Trenwick America Corporation (together, the "Trenwick Debtors"). (Trenwick America Corporation is the Delaware holding company through which the U.S. insurance business of the group of companies of which TGL is the ultimate holding company ("the Trenwick Group") is conducted.)

                                                               EXHIBIT (A)(2)(2)


The Trenwick Debtors' financial condition had deteriorated rapidly in the years preceding the filings, largely as a result of significant adverse loss reserve developments at their operating insurance subsidiaries that prevented further dividend payments to the Trenwick Debtors. The Trenwick Debtors began the parallel proceedings to enable the Trenwick Group to endeavor to effect a restructuring. The Bermuda Court appointed the Joint Provisional Liquidators for the Company and TGL to perform an oversight role, while the Boards of Directors of the Company and TGL remained in control of their business and affairs and sought to achieve the restructuring.

In the first few months, the efforts toward the restructuring included the sale of certain operations of the Trenwick Debtors. Thereafter, the Chapter 11 proceedings eventually resulted in a plan of reorganization for Trenwick America Corporation (the "Plan"), but not for the Company or TGL. The United States Bankruptcy Court confirmed the Plan on October 27, 2004. On that same date, the court also dismissed the Chapter 11 proceedings against the Company and TGL, conditional upon the grant of an order of the Bermuda Court extending the powers of the Joint Provisional Liquidators. The Bermuda Court entered that order on November 19, 2004, being the order which is attached as Exhibit A to the Schedule TO (the "November Order"). The November Order had the effect of terminating the power of the directors and extending the Joint Provisional Liquidators' powers from that of oversight of the restructuring to full powers of control of the Company and TGL. The November Order did not commence the liquidation of the assets of the Company.

The specific powers of the Joint Provisional Liquidators are set forth in the November Order. The Joint Provisional Liquidators are charged with ascertaining, collecting, and maintaining the assets of the Company. The Joint Provisional Liquidators are not charged under the November Order or otherwise under Bermuda Law with taking a position on any given third party tender offer, by the Offeror or otherwise, for equity securities issued by the Company. Also, it is the Joint Provisional Liquidators' duty as officers of the Bermuda Court to preserve the assets of the Company for the benefit of its creditors, as the Company is insolvent. It would not be appropriate for the Joint Provisional Liquidators to utilize a significant proportion of funds in the Company's estate to carry out significant investigations as to why the Offeror would want to buy the shares of other shareholders notwithstanding the Company's insolvency. In addition, the Company does not in fact possess sufficient assets for the Joint Provisional Liquidators to fund an adequate investigation of the financial underpinnings of, or rationale for, the Offer. Given those constraints, although the Joint Provisional Liquidators have no information to cause them to disagree with the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 that "it is unlikely that any of the holders of (Shares) will receive any return on their investment in the near term, if at all," the Joint Provisional Liquidators have not conducted an analysis to determine if that statement remains accurate. Thus, the Joint Provisional Liquidators are unable to take a position with respect to the Offer by Offeror.

Although the Chapter 11 proceedings against the Company and TGL have been dismissed, the provisional liquidation is being continued, with the agreement of the Bermuda Court, until the Plan has reached its effective date to ensure the preservation of certain tax losses within the Trenwick Group; the Bermuda Court, however, must remain satisfied that it is within the interests of the creditors for the provisional liquidation to continue. Once the Plan has reached its effective date, the Bermuda Court is likely to enter a winding-up order against the Company and appoint one or more liquidators (who may be the Joint Provisional Liquidators); the function of the liquidators of the Company will be to realize the assets of the Company and ultimately to distribute the assets of the Company to its creditors and equity security holders.

The timing of the closure of eventual liquidation of the Company is dependent on the realization of its assets, the principal asset being its holding in LaSalle Re Ltd., a direct subsidiary of the Company. LaSalle Re Ltd. is an insurance company in run-off. The run-off of LaSalle Re Ltd. is likely to exceed five years and may exceed ten years. The Company may receive dividends, subject to available assets and compliance with regulatory

                                                               EXHIBIT (A)(2)(2)


requirements, from LaSalle Re Ltd. from time to time over the period of the run-off or as a liquidating distribution. The liquidation of the Company would not be completed until all possible realizations from LaSalle Re Ltd. had been received, or all creditors had been paid in full (which the Joint Provisional Liquidators at present consider unlikely) if that occurred earlier.

In addition, the Joint Provisional Liquidators have received expressions of interest, but no firm offers, by certain third parties in purchasing LaSalle Re Ltd. If and where appropriate, the Joint Provisional Liquidators may from time to time in the ordinary course of their duties conduct meetings with, or otherwise respond to the efforts of, those third parties. If LaSalle Re Ltd. were sold, the Joint Provisional Liquidators believe that it would be unlikely that the holders of the Series A Preferred Shares would receive any distribution on a liquidation of the Company from the proceeds of sale. Through guarantees and pledges issued, the group of banks which provided letters of credit to support Trenwick's underwriting at Lloyd's of London will be secured creditors of the Company, in the likely event that the letters of credit are drawn down. The value of the debts of those banks is likely to exceed the value of LaSalle Re Ltd.

The Series A Preferred Shares carry a preference dividend on a liquidation of $25 per share. In addition, the Offeror states in the Amended Schedule to that there is $4.92 per preference share of accrued but unpaid dividends as at December 2004. These accrued but unpaid dividends are also payable on a liquidation in preference to payments to other shareholders. However, these amounts are only payable to the extent that there are any assets remaining after the expenses of the liquidation and all creditors of the Company have been paid in full. Based on what the Joint Provisional Liquidators have learned in their limited role to date, and without conducting any investigation into the issue, it appears unlikely to the Joint Provisional Liquidators that the holder of the Series A Preferred Shares will receive any distribution from the eventual liquidation of the Company.

The Joint Provisional Liquidators intend to cause the Company, if, where and as possible, to terminate the registration of the Series A Preferred Shares under
Section 12(g) of the U.S. Securities and Exchange Act of 1934 (the "Exchange Act"). The Joint Provisional Liquidators intend to effectuate the termination of registration by filing the required form (Form 15) with the SEC. Upon filing of such form, the Company's obligations to file periodic reports with the SEC under
Section 13(a) will be suspended with immediate effect. Termination of registration will take effect in 90 days, or such shorter period as the SEC may determine, after the date of filing of Form 15.

Currently, all transfers of shares of Series A Preferred Shares are required to be approved by the Bermuda Monetary Authority ("BMA") before they can be entered into the Company's share register. This procedure only applies to share transfers involving shareholders who hold shares in their own name on the Company's share register (a "record holder"). Shareholders who hold through nominees, brokers, or banks, which in turn have accounts through other nominees, are not affected by this approval procedure unless one of the parties to the transfer becomes a record holder on the Company's share register or the number of shares held by an existing record holder is increased or decreased by the transfer. This pre-approval process may cause a delay in share transfers. The Joint Provisional Liquidators do not expect that the filing of Form 15 or the effectiveness of termination of deregistration will affect the transferability of the shares.

                                                               EXHIBIT (A)(2)(2)


We hope that the background provided in this letter and the accompanying Amended
Schedule 14D-9 will be useful to you in making your own decision. Again, however, the Joint Provisional Liquidators are unable to take a position with respect to the Offer by Offeror.

                                   Sincerely,


                                           By:  /s/  Michael Morrison
                                                -------------------------------
                                           Name: Michael Morrison
                                           Title: Joint Provisional Liquidator


                                           By:  /s/  John Wardrop
                                                -------------------------------
                                           Name: John Wardrop
                                           Title: Joint Provisional Liquidator